UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ADAPTHEALTH CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 par value

(Title of Class of Securities)

00653Q102

(CUSIP Number)

RICHARD BARASCH

780 THIRD AVENUE, 37TH FLOOR

NEW YORK, NY 10017

(212) 551-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons Deerfield/RAB Ventures, LLC

2	Check the Appropriate Box if a Member of a Group

	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power - 0 -

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power - 0 -

11	Aggregate Amount Beneficially Owned by Each Person - 0 -

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) - 0 -

14	Type of Reporting Person OO

Item 1. Security and Issuer.

The securities to which this Schedule 13D relates are the shares of common stock, par value $0.0001 per share (“Class A Common Stock”) of AdaptHealth Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 220 West Germantown Pike, Suite 250, Plymouth Meeting, PA 19462.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Deerfield/RAB Ventures, LLC (the “Reporting Person”). Prior to December 20, 2019, the Reporting Person was the beneficial owner of Class A Common Stock and warrants to purchase Class A Common Stock (the “Private Placement Warrants”). See Item 3. The Reporting Person previously reported its beneficial ownership on a Schedule 13D filed with the Commission on March 5, 2018, as amended by Amendment No. 1 to Schedule 13D filed by the reporting persons thereto with the Commission on April 3, 2018, Amendment No. 2 to Schedule 13D filed by the reporting persons thereto with the Commission on July 12, 2019 and Amendment No. 3 to Schedule 13D filed by the reporting persons thereto with the Commission on October 22, 2019 (as so amended, the “Previous 13D”) with respect to the Issuer. In the Previous 13D, the Reporting Person jointly filed with Richard Barasch and RAB Ventures (DFB) LLC, which was a member of the Reporting Person, the managing member of which was Mr. Barasch. This Schedule 13D relates solely to the Reporting Person named herein and no other person.

On January 17, 2020, Deerfield/RAB Ventures, LLC was dissolved as a Delaware limited liability company. Mr. Barasch and Steven Hochberg are the liquidators of the Reporting Person. As a result of its liquidation of its Class A Common Stock and Private Placement Warrants on December 20, 2019, the Reporting Person ceased to be the beneficial owner of any of the Issuer’s Class A Common Stock on December 20, 2019. See Item 3.

(b) The principal business address of the Reporting Person is 780 Third Avenue, 37th Floor, New York, NY 10017.

(c) Prior to December 20, 2019, the Reporting Person was the beneficial owner of Class A Common Stock and the Private Placement Warrants. Mr. Barasch, a liquidator of the Reporting Person, is a director and chairman of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) The Reporting Person was formed under Delaware law. On January 17, 2020, the Reporting Person was dissolved as a limited liability company, and its liquidators are Mr. Barasch and Mr. Hochberg.

Item 3. Source and Amount of Funds or Other Consideration.

On December 20, 2019, the Reporting Person distributed all of the shares of Class A Common Stock and all of the Private Placement Warrants representing a corresponding number of underlying shares of Class A common stock (the “Sponsor Liquidating Distribution”) to its members. Such shares and Private Placement Warrants were distributed to the Reporting Person’s members pursuant to the Operating Agreement of the Reporting Person for no consideration. As a result of such distribution the Reporting Person ceased to beneficially own shares of Class A Common Stock previously held by, and shares of Class A Common Stock underlying Private Placement Warrants previously held by, it that were distributed to its members.

Item 4. Purpose of the Transaction.

On December 20, 2019, the Reporting Person distributed all of the shares of Class A Common Stock and all of the Private Placement Warrants representing a corresponding number of underlying shares of Class A common stock in the Sponsor Liquidating Distribution. Such shares and Private Placement Warrants were distributed to the Reporting Person’s members in accordance with the Operating Agreement of the Reporting Person for no consideration. As a result of such distribution the Reporting Person ceased to beneficially own shares of Class A Common Stock previously held by, and shares of Class A Common Stock underlying Private Placement Warrants previously held by, it that were distributed to its members.

Item 5. Interest in Securities of the Issuer.

(a)        Deerfield/RAB Ventures, LLC

Number of shares: 0

Percentage of shares: 0%

(b)       Deerfield/RAB Ventures, LLC

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 0

Mr. Barasch and Steven I. Hochberg are the liquidators of Deerfield/RAB Ventures, LLC.

Following the Sponsor Liquidating Distribution and subsequent dissolution of the Deerfield/RAB Ventures, LLC, the Reporting Person ceased to be a member of a “group” that may have existed for purposes of the Securities Exchange Act of 1934 with Deerfield Mgmt IV, L.P., Deerfield Private Design Fund IV, L.P. (a member of Deerfield/RAB Ventures, LLC prior to its liquidation), Deerfield Management Company, L.P., James E. Flynn, a natural person, Steven I. Hochberg, a natural person and a liquidator of the Reporting Person, Richard Barasch, a natural person and a liquidator of the Reporting Person, and RAB Ventures (DFB) LLC.

(c) Except as set forth in Item 3 of this Schedule 13D, the Reporting Person has not engaged in any transactions in the Issuer’s securities during the past 60 days.

(d) Except as set forth in Item 2(a), Item 3 and Item 5(b) of this Schedule 13D, as of the date of this Schedule 13D, no person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this Schedule 13D.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Class A Common Stock on December 20, 2019.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 30, 2020

DEERFIELD/RAB VENTURES, LLC

By:	/s/ Richard Barasch
Name: Richard Barasch
Title: Liquidator

By:	/s/ Steven I. Hochberg
Name: Steven I. Hochberg
Title: Liquidator

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